FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



November 12, 2008

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RICOH COMPANY, LTD.

Consolidated Financial Statements
For the six months ended September 30, 2008

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six months ended September 30, 2008 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
September 30, 2008 and March 31, 2008

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                                              September 30,    March 31,
ASSETS                                                             2008          2008
----------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                      159,674       170,607
   Time deposits                                                    2,565         1,531
   Trade receivables:
      Notes                                                        53,038        57,068
      Accounts                                                    458,039       463,999
      Less- Allowance for doubtful receivables                    (17,854)      (16,666)
   Current maturities of long-term finance receivables, net       199,938       194,642
   Inventories:
      Finished goods                                              128,856       117,658
      Work in process and raw materials                            77,322        74,365
   Deferred income taxes and other                                 62,406        60,936
----------------------------------------------------------------------------------------
         Total current assets                                   1,123,984     1,124,140
----------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
   Land                                                            45,476        46,681
   Buildings                                                      234,748       235,106
   Machinery and equipment                                        599,588       587,956
   Construction in progress                                        14,356        12,884
----------------------------------------------------------------------------------------
         Total                                                    894,168       882,627
   Less- Accumulated depreciation                                (637,774)     (627,994)
----------------------------------------------------------------------------------------
         Net property, plant and equipment                        256,394       254,633
----------------------------------------------------------------------------------------
Investments and Other Assets:
   Long-term finance receivables, net                             457,943       445,436
   Investment securities                                           65,218        71,244
   Investments in and advances to affiliates                        1,642         1,977
   Goodwill                                                       112,105       112,538
   Other intangible assets                                        116,872       114,402
   Lease deposits and other                                        86,723        89,998
----------------------------------------------------------------------------------------
         Total investments and other assets                       840,503       835,595
----------------------------------------------------------------------------------------
Total                                                           2,220,881     2,214,368
----------------------------------------------------------------------------------------

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                                              September 30,   March 31,
LIABILITIES AND SHAREHOLDERS' INVESTMENT                           2008          2008
----------------------------------------------------------------------------------------
Current Liabilities:
   Short-term borrowings                                          135,311        75,784
   Current maturities of long-term indebtedness                    81,814        82,658
   Trade payables;
      Notes                                                        18,928        18,942
      Accounts                                                    309,193       341,627
   Accrued income taxes                                            23,624        28,909
   Accrued expenses and other                                     160,067       165,836
----------------------------------------------------------------------------------------
         Total current liabilities                                728,937       713,756
----------------------------------------------------------------------------------------
Long-term Liabilities:
   Long-term indebtedness                                         209,765       225,930
   Accrued pension and severance costs                            101,283        99,830
   Deferred income taxes                                           29,121        36,373
----------------------------------------------------------------------------------------
         Total long-term liabilities                              340,169       362,133
----------------------------------------------------------------------------------------
Minority Interests                                                 49,282        58,283
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Commitments and Contingent Liabilities (Note 6)
Shareholders' Investment:
   Common stock;                                                  135,364       135,364
   Additional paid-in capital                                     186,117       186,448
   Retained earnings                                              857,327       835,238
   Accumulated other comprehensive income (loss)                  (39,688)      (31,005)
   Treasury stock at cost                                         (36,627)      (45,849)
----------------------------------------------------------------------------------------
         Total shareholders' investment                         1,102,493     1,080,196
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Total                                                           2,220,881     2,214,368
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The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended September 30, 2008

                                                                                Millions of Yen
-----------------------------------------------------------------------------------------------
                                                                              Six months ended
                                                                             September 30, 2008
-----------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                         573,451
   Post sales and rentals                                                           434,322
   Other revenue                                                                     58,154
-----------------------------------------------------------------------------------------------
      Total                                                                       1,065,927
-----------------------------------------------------------------------------------------------
Cost of Sales:
   Products                                                                         382,773
   Post sales and rentals                                                           192,998
   Other revenue                                                                     46,812
-----------------------------------------------------------------------------------------------
      Total                                                                         622,583
-----------------------------------------------------------------------------------------------
      Gross profit                                                                  443,344
Selling, General and Administrative Expenses                                        378,268
-----------------------------------------------------------------------------------------------
      Operating income                                                               65,076
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Other (Income) Expenses:
   Interest and dividend income                                                      (3,078)
   Interest expense                                                                   2,448
   Foreign currency exchange (gain) loss, net                                         1,279
   Other, net                                                                         5,552
-----------------------------------------------------------------------------------------------
      Total                                                                           6,201
-----------------------------------------------------------------------------------------------
Income  before Income Taxes, Minority Interests and Equity in Earnings of            58,875
   Affiliates
Provision for Income Taxes:
   Current                                                                           28,379
   Deferred                                                                          (5,797)
-----------------------------------------------------------------------------------------------
      Total                                                                          22,582
-----------------------------------------------------------------------------------------------
Minority Interests                                                                    1,970
Equity in Earnings of Affiliates                                                         22
-----------------------------------------------------------------------------------------------
      Net Income                                                                     34,345
-----------------------------------------------------------------------------------------------

                                                                                       Yen
-----------------------------------------------------------------------------------------------
Per Share of Common Stock:
-----------------------------------------------------------------------------------------------
   Basic:                                                                             47.56
   Diluted:                                                                           46.28
-----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                      17.00
-----------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares of common stock:
-----------------------------------------------------------------------------------------------
   Basic:                                                                            237.80
   Diluted:                                                                          231.40
-----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                      85.00
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The accompanying notes are an integral part of these financial statements.

For the Three Months Ended September 30, 2008

                                                                                Millions of Yen
-----------------------------------------------------------------------------------------------
                                                                             Three months ended
                                                                             September 30, 2008
-----------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                       297,966
   Post sales and rentals                                                         213,278
   Other revenue                                                                   33,109
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      Total                                                                       544,353
-----------------------------------------------------------------------------------------------
Cost of Sales:
   Products                                                                       207,523
   Post sales and rentals                                                          94,557
   Other revenue                                                                   27,326
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      Total                                                                       329,406
-----------------------------------------------------------------------------------------------
      Gross profit                                                                214,947
Selling, General and Administrative Expenses                                      189,621
-----------------------------------------------------------------------------------------------
      Operating income                                                             25,326
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Other (Income) Expenses:
   Interest and dividend income                                                    (1,790)
   Interest expense                                                                 1,379
   Foreign currency exchange (gain) loss, net                                       4,214
   Other, net                                                                       6,383
-----------------------------------------------------------------------------------------------
      Total                                                                        10,186
-----------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests and Equity in Earnings of
   Affiliates                                                                      15,140
Provision for Income Taxes:
   Current                                                                          8,900
   Deferred                                                                        (3,143)
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      Total                                                                         5,757
-----------------------------------------------------------------------------------------------
Minority Interests                                                                    796
Equity in Earnings of Affiliates                                                       15
-----------------------------------------------------------------------------------------------
      Net Income                                                                    8,602
-----------------------------------------------------------------------------------------------

                                                                                     Yen
-----------------------------------------------------------------------------------------------
Per Share of Common Stock:
-----------------------------------------------------------------------------------------------
   Basic:                                                                           11.89
   Diluted:                                                                         11.57
-----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                       --
-----------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares of common stock:
-----------------------------------------------------------------------------------------------
   Basic:                                                                           59.45
   Diluted:                                                                         57.85
-----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                       --
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended September 30, 2008

                                                                                Millions of Yen
-----------------------------------------------------------------------------------------------
                                                                              Six months ended
                                                                             September 30, 2008
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                       34,345
   Adjustments to reconcile net income to net cash
      provided by operating activities-
      Depreciation and amortization                                                 48,742
      Equity in earnings of affiliates, net of dividends received                      (22)
      Deferred income taxes                                                         (5,797)
      Losses on disposals and sales of property, plant and equipment                   760
      Pension and severance costs, less payment                                      1,245
      Changes in assets and liabilities, net of effects from acquisition-
         Decrease in trade receivables                                               4,719
         Increase in inventories                                                   (15,586)
         Increase in finance receivables                                           (16,240)
         Decrease in trade payables                                                (33,167)
         Decrease in accrued income taxes and
            accrued expenses and other                                              (9,550)
      Other, net                                                                    11,651
-----------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                  21,100
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CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                                 73
   Expenditures for property, plant and equipment                                  (46,965)
   Payments for purchases of available-for-sale securities                            (909)
   Proceeds from sales of available-for-sale securities                                253
   Increase in time deposits, net                                                   (1,047)
   Other, net                                                                      (17,045)
-----------------------------------------------------------------------------------------------
         Net cash used in investing activities                                     (65,640)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                             25,329
   Repayment of long-term indebtedness                                             (37,243)
   Increase in short-term borrowings, net                                           58,981
   Dividends paid                                                                  (12,256)
   Payment for purchase of treasury stock                                             (317)
   Other, net                                                                         (312)
-----------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                  34,182
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EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                          (575)
-----------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                          (10,933)
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     170,607
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                         159,674
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The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the six months ended September 30, 2008 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity as defined by the FASB Interpretation ("FIN") No. 46 (revised December
2003), "Consolidated of Variable Interest Entities" are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 % ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force ("EITF") Issue No.00-21, "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as Other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 5, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133 "Accounting for Derivative Instruments and Hedging Activities", SFAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133" and SFAS No.149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of September 30, 2008 and March 31, 2008, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income
(loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that results in additional functionality are capitalized. The capitalized software is amortized on a straight line basis over their estimated useful lives.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and tradenames are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Under SFAS 158, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans on the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statement of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or group of assets to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  NON-CASH TRANSACTIONS

The following non-cash transaction has been excluded from the consolidated statements of cash flows:

                                                Millions of Yen
---------------------------------------------------------------
                                              Six months ended
                                             September 30, 2008
---------------------------------------------------------------
Issuance of treasury stock in exchange for
   subsidiary's stock                               9,138
---------------------------------------------------------------

(S)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Ricoh has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

(T)  NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and was adopted by Ricoh in fiscal year beginning April 1, 2008. The adoption of SFAS 157 did not have a material effect on Ricoh's consolidated financial position or results of operations. In February 2008, the FASB issued Staff Positions ("FSP") No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) and remove certain leasing transactions from its scope.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements and to recognize changes in that funded status in comprehensive income (loss) in the year in which the changes occur. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006. The effect of adoption of SFAS 158 on Ricoh's financial condition as of March 31, 2007 has been included in the accompanying consolidated financial statements. The change in measurement date provisions is effective for fiscal years ending after December 15, 2008 and was adopted by Ricoh in the fiscal year beginning April 1, 2008. The adoption of SFAS 158 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No.141 (revised 2007), "Business Combinations " ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Ricoh in the first quarter beginning April 1, 2009. Ricoh will apply prospectively to all business combinations subsequent to the effective date.

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This Statement requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, Ricoh will adopt SFAS 160 in fiscal year 2009 via retrospective application of the presentation and disclosure requirements. Ricoh is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No.161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133". SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. Ricoh is currently evaluating the effect that the adoption of SFAS 161 will have on its consolidated results of operations and financial condition.

In April 2008, the FASB finalized FSP 142-3, "Determination of the Useful Life of Intangible Assets". The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Ricoh is currently evaluating the effect that the adoption of FSP 142-3 will have on its consolidated results of operations and financial condition.

2.   SECURITIES

Marketable securities and investment securities as of September 30, 2008 and March 31, 2008 consist of the following:

                                                          Millions of Yen
-------------------------------------------------------------------------
                                      September 30, 2008   March 31, 2008
-------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                 --                  0
-------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities             63,559             69,962
   Non-marketable equity securities           1,659              1,282
-------------------------------------------------------------------------
                                             65,218             71,244
-------------------------------------------------------------------------

The current and non-current security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2008 and March 31, 2008 are as follows:

                                                                                      Millions of Yen
-----------------------------------------------------------------------------------------------------
                                September 30, 2008                         March 31, 2008
-----------------------------------------------------------------------------------------------------
                                Gross       Gross                        Gross       Gross
                              unrealized  unrealized                   unrealized  unrealized
                               holding     holding     Fair             holding     holding     Fair
                       Cost     gains      losses      value    Cost      gains      losses     value
-----------------------------------------------------------------------------------------------------
Current:                  --        --          --        --        0        --         --          0
-----------------------------------------------------------------------------------------------------
Non-current:
   Equity securities  62,759     5,411       4,610    63,559   62,208     6,231      3,723     64,716
   Corporate debt
      securities          --        --          --        --    6,000        --        754      5,246
-----------------------------------------------------------------------------------------------------
                      62,759     5,411       4,610    63,559   68,208     6,231      4,477     69,962
-----------------------------------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 253 million and Yen 100,025 million for the six months ended September 30,2008 and for the year ended March 31, 2008, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the six months ended September 30, 2008 and for the year ended March 31, 2008.

3.   RELATED TO STOCKHOLDERS' EQUITY

Cash dividends paid during the three months ended June 30, 2008

Resolved at the General meeting of Shareholders on June 26, 2008
--------------------------------------------------------------
Total amount of dividends (million of yen)              12,256
Dividend per share of common stock (yen)                 17.00
Record date                                     March 31, 2008
Effective date                                   June 27, 2008
Resource for dividend                        Retained earnings
--------------------------------------------------------------

Cash dividends to be paid for the three months ended September 30, 2008, of which effective date is after September 30, 2008

Resolved at the Board meeting on October 28, 2008
----------------------------------------------------------------
Total amount of dividends (million of yen)                13,064
Dividend per share of common stock (yen)                   18.00
Record date                                   September 30, 2008
Effective date                                  December 1, 2008
Resource for dividend                          Retained earnings
----------------------------------------------------------------

4.   PER SHARE DATA

Shareholders' equity per share was Yen 1,519.08 and Yen 1,498.29 as of September 30, 2008 and March 31, 2008, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the six months ended September 30, 2008 and the year ended March 31, 2008.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income is as follows:

                                                                  Thousands of shares
-------------------------------------------------------------------------------------
                                               Six months ended    Three months ended
                                              September 30, 2008   September 30, 2008
-------------------------------------------------------------------------------------
Weighted average number of shares of common
   stock outstanding                                 722,136            723,339
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
     -- Due December 2011                             19,741             19,741
-------------------------------------------------------------------------------------
Diluted shares of common stock outstanding           741,877            743,080
-------------------------------------------------------------------------------------

                                                                      Millions of yen
-------------------------------------------------------------------------------------
                                               Six months ended    Three months ended
                                              September 30, 2008   September 30, 2008
-------------------------------------------------------------------------------------
Net income                                            34,345              8,602
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
     -- Due December 2011                                (13)                (6)
-------------------------------------------------------------------------------------
Diluted net income                                    34,332              8,596
-------------------------------------------------------------------------------------

                                                                                  Yen
-------------------------------------------------------------------------------------
                                               Six months ended    Three months ended
                                              September 30, 2008   September 30, 2008
-------------------------------------------------------------------------------------
Earnings per share:
   Basic                                               47.56              11.89
   Diluted                                             46.28              11.57
-------------------------------------------------------------------------------------

5.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half year ended September 30, 2008 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the six months ended September 30, 2008 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen (6) million of the balance of accumulated other comprehensive income (loss) as of September 30, 2008.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

6.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 394 million as of September 30, 2008.

As of September 30, 2008 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

7.   FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and was adopted by Ricoh in the fiscal year beginning April 1, 2008. Pursuant to the provisions of FSP 157-2, Ricoh have decided to defer adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table presents the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2008.

                                                        Millions of Yen
-----------------------------------------------------------------------
                                            September 30, 2008
-----------------------------------------------------------------------
                                   Level 1   Level 2   Level 3    Total
-----------------------------------------------------------------------
Assets:
   Available-for-sale securities   62,044        --        --    62,044
   Derivative instruments              --     3,932        --     3,932
   Other investments                   --        --     4,286     4,286
-----------------------------------------------------------------------
      Total assets                 62,044     3,932     4,286    70,262
-----------------------------------------------------------------------
Liabilities:
   Derivatives instruments             --     1,722        --     1,722
-----------------------------------------------------------------------
      Total liabilities                --     1,722        --     1,722
-----------------------------------------------------------------------

Available-for-sale securities

Marketable securities are classified Level 1 in the faire value hierarchy. Marketable securities are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. The following table presents a reconciliation of activity for such retained interests on a net basis.

                                                                              Millions of yen
---------------------------------------------------------------------------------------------
                                                       Six months ended    Three months ended
Other investments                                     September 30, 2008   September 30, 2008
---------------------------------------------------------------------------------------------
Balance at beginning of period                                5,887              4,286
   Total gains or losses (realized and unrealized)
      Included in net income                                     --                 --
      Included in other comprehensive income (loss)              --                 --
   Sales, collections and repurchases, net                   (1,601)                (0)
---------------------------------------------------------------------------------------------
Balance at end of period                                      4,286              4,286
---------------------------------------------------------------------------------------------

8.   SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1.

(A)  OPERATING SEGMENT INFORMATION

Operating segment information for the six months and the three months ended September 30, 2008 are as follows:

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                                  Six months ended    Three months ended
                                                 September 30, 2008   September 30, 2008
----------------------------------------------------------------------------------------
Sales-
   Imaging & Solutions                                  919,772             464,514
   Industrial Products                                   70,134              35,881
   Other                                                 78,314              45,093
   Intersegment transaction                              (2,293)             (1,135)
----------------------------------------------------------------------------------------
   Consolidated                                       1,065,927             544,353
----------------------------------------------------------------------------------------
Operating Income-
   Imaging & Solutions                                   98,203              42,785
   Industrial Products                                      776                (230)
   Other                                                  1,581               1,068
   Elimination                                               (1)                  0
   Unallocated expense                                   35,483              18,297
----------------------------------------------------------------------------------------
   Consolidated                                          65,076              25,326
----------------------------------------------------------------------------------------
Other, net                                               (6,201)            (10,186)
----------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests
   and Equity in Earnings of Affiliates                  58,875              15,140
----------------------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers for the six months and the three months ended September 30, 2008 are as follows:

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                                  Six months ended    Three months ended
                                                 September 30, 2008   September 30, 2008
----------------------------------------------------------------------------------------
Sales-
   Japan                                                483,817             249,948
   The Americas                                         217,585             115,921
   Europe                                               288,710             140,039
   Other                                                 75,815              38,445
----------------------------------------------------------------------------------------
   Consolidated                                       1,065,927             544,353
----------------------------------------------------------------------------------------

(C)  ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the six months and the three months ended September 30, 2008. In addition to the disclosure requirements under SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instrument and Exchange Law, which a Japanese public company is subject to.

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                                  Six months ended    Three months ended
                                                 September 30, 2008   September 30, 2008
----------------------------------------------------------------------------------------
Sales-
   Japan
         External customers                             499,654             258,534
         Intersegment                                   236,933             113,562
----------------------------------------------------------------------------------------
            Total                                       736,587             372,096
----------------------------------------------------------------------------------------
   The Americas
         External customers                             216,648             115,363
         Intersegment                                     2,256               1,032
----------------------------------------------------------------------------------------
            Total                                       218,904             116,395
----------------------------------------------------------------------------------------
   Europe
         External customers                             286,907             138,651
         Intersegment                                     1,486                 763
----------------------------------------------------------------------------------------
            Total                                       288,393             139,414
----------------------------------------------------------------------------------------
   Other
         External customers                              62,718              31,805
         Intersegment                                    85,165              41,238
----------------------------------------------------------------------------------------
            Total                                       147,883              73,043
----------------------------------------------------------------------------------------
      Elimination of intersegment sales                (325,840)           (156,595)
----------------------------------------------------------------------------------------
   Consolidated                                       1,065,927             544,353
----------------------------------------------------------------------------------------
Operating Income-
   Japan                                                 47,717              21,641
   The Americas                                          (5,279)             (4,066)
   Europe                                                20,153               8,484
   Other                                                  8,298               3,731
----------------------------------------------------------------------------------------
      Elimination of intersegment sales                  (5,813)             (4,464)
----------------------------------------------------------------------------------------
   Consolidated                                          65,076              25,326
----------------------------------------------------------------------------------------
Other, net                                               (6,201)            (10,186)
----------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests
   and Equity in Earnings of Affiliates                  58,875              15,140
----------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues.

9.   SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the six months and the three months ended September 30, 2008:

                                                         Millions of Yen
------------------------------------------------------------------------
                                  Six months ended    Three months ended
                                 September 30, 2008   September 30, 2008
------------------------------------------------------------------------
Research and development costs          63,247               31,449
Advertising costs                        7,999                4,659
Shipping and handling costs             11,495                5,671
------------------------------------------------------------------------

10.  SUBSEQUENT EVENT

Ricoh completed the acquisition of IKON Office Solutions, Inc. ("IKON") through the Company's wholly owned U.S. distribution subsidiary, Ricoh Americas Corporation ("RAC") on October 31,2008. As a result of the transaction, Ricoh will strengthen its business infrastructure in the U.S., Canada and Europe by combining with IKON's strong sales and service network. This acquisition is yet another step in Ricoh's integrated global growth strategy.

Acquisition outline.

     Target:
        IKON and its subsidiaries

     Acquisition Process:
        The transaction was implemented by merging an acquisition subsidiary wholly owned by RAC, Keystone Acquisition, Inc. with and into IKON. Post merger, only IKON remains.

     Acquisition Price:
        U.S. $1.632 billion based on an offer of U.S. $17.25 per share

     Finance:
        Ricoh financed the acquisition with an external funding borrowed on October 30, 2008.



Ricoh Company, Ltd. and Consolidated Subsidiaries

OTHER INFORMATION

The following information regarding interim dividend were resolved at the Board meeting on October 28, 2008.

-----------------------------------------------------------
Resolved date                              October 28, 2008
Total amount of dividends (yen)              13,064,174,622
Dividend per share of common stock (yen)              18.00
Effective date and Payment starting date   December 1, 2008
-----------------------------------------------------------